Exhibit 3.3

Dean Heller
Secretary of State
204 North Carson Street, Suite 1 Carson City. Nevada 88701 (775)614 5708

Certificate of Amendment (PURSUANT TO NRS 78.395 and 78.390)

ABOVE SPACE IS FOR OFFICE USE ONLY
Important Read attached instruction before completing form..

Certificate of Amendment to Articles of Incorporation
For Nevada profit Corporations

(Pursuant to NRS 78.335 and 71.390 • After issuance of Stock)
1.       Name of corporation:
Global Wireless & Digital, Inc.

2.       The articles have been amended as follows (provide article numbers, if available):

Article I - NAME:  Theexact name of the Corporation shall be: "AmerElite Solutions, Inc."

ARTICLE VIII, Section 2:

(k)The Board of Directors of the Corporation shall have the right to create classes of stock and to designate the ,rights, privileges and preferences of such classes or series  stock without the approval of the shareholders of the corporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is;18.000,000 share of 24,400,910 shares.

4. Effective date of fling (optional).

5. Officer Signature (required):     /s/ ________________________

* if any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in additional to the affirmative vote otherwise required of the holders of shares representing a majority of the voting power of each class or series effected by the amendment regardless of limitations or restrictions on the voting power thereof.

This form must be accompanied by appropriate fees. See attached fee schedule.